NEWS RELEASE

Pan American Silver Targets Up to $1 Billion in Shareholder Returns in 2026 Through Enhanced Shareholder Return Framework
Vancouver, B.C. - May 5, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today announced an enhanced shareholder return framework (the "Shareholder Return Framework") targeting the return of 35% to 40% of annual Attributable Free Cash Flow(1)(2) to shareholders through a combination of dividends and common share repurchases under Pan American’s normal course issuer bid that began on March 6, 2026 (the "NCIB"). Based on the Shareholder Return Framework target and assuming that the current strong free cash flow generation continues, Pan American anticipates being able to return up to $1 billion to shareholders in 2026.
“The enhanced Shareholder Return Framework underscores our long-standing commitment to balancing financial strength and investment in growth while providing meaningful shareholder returns,” said Michael Steinmann, President and Chief Executive Officer. “With a record liquidity position at the end of March 2026 and strong free cash flow generation, we are well positioned to support our organic growth pipeline while increasing shareholder returns. By accelerating share repurchases, we aim to drive long-term per-share value, increase each shareholder’s exposure to our high-quality portfolio, and grow the dividend per common share over time.”
Under the Shareholder Return Framework for 2026, Pan American expects to pay aggregate dividends of $305 million during the year, paid in equal quarterly installments (currently equivalent to $0.18 per common share per quarter). Excess Attributable Free Cash Flow(1) that is not distributed through dividends will be allocated to common share repurchases, at the Company's discretion, through the NCIB. Repurchased common shares will be cancelled, thereby reducing the number of outstanding common shares of Pan American and enhancing the per-share value. As shares are repurchased and cancelled, the dividend per common share is expected to increase over time to achieve the expected aggregate dividend amount during the year. The declaration of future dividends, including the amount and timing of any such dividends, remain at the discretion of Pan American’s board of directors. The targeted returns under the Shareholder Return Framework will be assessed on an ongoing basis.
A Disciplined Approach to Capital Allocation
The Company’s capital allocation priorities are:
1. Sustaining Capital and Operational Excellence
•Continued investment in Pan American’s long-life assets across the Americas to ensure safe, reliable, and efficient operations. Ongoing brownfield exploration supports reserve replacement and mine life extension.
2. Financial Strength and Balance Sheet Flexibility
•Maintaining a strong balance sheet and ample liquidity to support resilience through market cycles and preserve strategic flexibility.
3. High-Return Organic Growth Investments
Advancing a pipeline of high-quality projects, including:
•The La Colorada Skarn Project, expected to enhance long-term silver production, margins, and free cash flow.
•The optimization and potential expansion of the long-life Jacobina mine, which hosts our largest gold mineral reserves and resources.
• The extension of the shaft at Bell Creek as well as advancing exploration opportunities to extend and expand production at Timmins.
4. Shareholder Returns
An enhanced Shareholder Return Framework that:

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•Provides a base annualized dividend of approximately $305 million for 2026, delivering consistent returns. Pan American has raised the dividend three times over the course of 2025, with the last quarterly dividend declared on May 5, 2026 of $0.18 per common share, representing one of the most attractive dividend payouts amongst primary silver producers.
•Allocates excess free cash flow to share repurchases, thereby reducing the number of Pan American’s outstanding common shares and driving long-term value per common share by increasing each shareholder’s ownership in the Company’s world-class asset base and improving per-share metrics.
•Grows the dividend per share by reducing the number of Pan American common shares outstanding through ongoing share repurchases under the NCIB program.
Built on a Strong and Distinctive Foundation
Pan American’s approach to capital allocation is supported by:
•Leading silver exposure with the largest silver mineral reserves amongst primary silver producers, offering direct leverage to prices.
•Strong free cash flow generation, driven by disciplined cost management and operational performance.
Attributable Free Cash Flow(1)(2) was $488 million in the first quarter of 2026, inclusive of our expected 44% share from Juanicipio’s free cash flow.
•A robust balance sheet and liquidity position, providing flexibility across commodity cycles. As at March 31, 2026, Pan American reported record cash and short-term investments of $1.6 billion, excluding $199 million of cash attributable to the Company's 44% interest in Juanicipio, and total available liquidity(1) of $2.4 billion.
•A high-quality organic growth pipeline, supporting long-term value creation.
With Pan American's unique leverage to silver, strong financial position, and world-class, high-quality organic growth pipeline, the Company is well positioned to continue generating attractive returns for shareholders.
Notes:
(1) Attributable Free Cash Flow and total available liquidity are non-GAAP measures; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the Company's Management Discussion & Analysis for the period ended March 31, 2026, for a detailed reconciliation of these measures to the Q1 2026 Financial Statements.
(2) References to "Attributable" refer to the Company's 44% ownership in the Juanicipio joint venture.
About Pan American Silver
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the producing Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Attributable Free Cash Flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow for the purposes of the Shareholder Return Framework refers to the free cash flow generated in the current year. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
•Total available liquidity is calculated as cash and cash equivalents plus short-term investments, plus undrawn amounts under the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid financial resources available to the Company.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s MD&A for the period ended March 31, 2026 for a more detailed discussion of these and other non-GAAP measures and a detailed reconciliation of these measures to the 2026 Annual Financial Statement.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the aggregate value available and expected to be returned to shareholders pursuant to the Shareholder Return Framework, including the aggregate amount of dividends that may be paid to shareholders and the per share amount of such dividends, as well as the number and aggregate value of Pan American’s common shares that may be purchased under the NCIB program; the ability of the Company to continue to achieve anticipated free cash flow and Attributable Free Cash Flow generation and that any such cash flow generation will be sufficient to achieve any particular level of returns to shareholders pursuant to the Shareholder Return Framework; any anticipated benefits from or results of the Shareholder Return Framework; whether future organic growth will be realized and any expected benefits therefrom.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets, such as the Mexican peso ("MXN"), Peruvian sol ("PEN"), Argentine peso

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("ARS"), Bolivian boliviano ("BOB"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") versus the United States dollar ("USD"); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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